                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 Schedule 13G


                   Under the Securities Exchange Act of 1934
                            (Amendment No.      )*


                                J. BAKER, INC.
            _______________________________________________________
                               (Name of Issuer)


                                 Common Stock
            _______________________________________________________
                        (Title of Class of Securities)


                                   057232100
            _______________________________________________________
                                (CUSIP Number)


Check the following box if a fee is being paid with this
statement   X  .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                             Page 1 of   6   Pages



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CUSIP No. 057232100                   13G            Page   2   of   6   Pages


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        T. ROWE PRICE ASSOCIATES, INC.
        _________________________________________

        52-0556948
        _________________________________________

2       Check the Appropriate Box if a Member of a Group*
                                                                      (a)
        NOT APPLICABLE
        _________________________________________                     (b)

3       SEC Use Only


        _________________________________________

4       Citizenship or Place of Organization

        MARYLAND
        _________________________________________

                 5      Sole Voting Power
                 **
Number of               131,000
                 _____________________________________________

Shares           6      Shared Voting Power
                 **
Beneficially              -0-
                 _____________________________________________

Owned By Each    7      Sole Dispositive Power
                 **
Reporting Person        968,000
                 _____________________________________________

With             8      Shared Dispositive Power

                          -0-
                 _____________________________________________

9       Aggregate Amount Beneficially Owned by Each Reporting
Person

        968,000
        _________________________________________

10      Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*

        NOT APPLICABLE
        _________________________________________



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11      Percent of Class Represented by Amount in Row 9

        7.1%
        _________________________________________

12      Type of Reporting Person*

        IA
        _________________________________________

                     *SEE INSTRUCTION BEFORE FILLING OUT!

**Any shares reported in Items 5 and 6 are also reported in Item
7.

CUSIP No. 057232100                   13G            Page   3   of   6   Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        T. ROWE PRICE GROWTH STOCK FUND, INC.
        _________________________________________

        52-0655816
        _________________________________________

2       Check the Appropriate Box if a Member of a Group*
                                                                      (a)
        NOT APPLICABLE
        _________________________________________                     (b)

3       SEC Use Only


        _________________________________________

4       Citizenship or Place of Organization

        MARYLAND
        _________________________________________

                 5      Sole Voting Power
                 **
Number of               800,000

_____________________________________________

Shares           6      Shared Voting Power

Beneficially            None

_____________________________________________

Owned By Each    7      Sole Dispositive Power

Reporting Person        None

_____________________________________________

With             8      Shared Dispositive Power

                        None

_____________________________________________

9       Aggregate Amount Beneficially Owned by Each Reporting
Person

**      800,000
        _________________________________________


10      Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*

        NOT APPLICABLE
        _________________________________________

11      Percent of Class Represented by Amount in Row 9

        5.8%
**      _________________________________________

12      Type of Reporting Person*

        IV
        _________________________________________
                     *SEE INSTRUCTION BEFORE FILLING OUT!

**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc.
on page 2 of this Schedule 13G.

SCHEDULE 13G
PAGE   4   of   6


Item 1(a)        Name of Issuer:

                 Reference is made to page 1 of this Schedule 13G


Item 1(b)        Address of Issuer's Principal Executive Offices:

                 555 Turnpike Street, Canton, Massachusetts 02021

________________________________________________________

Item 2(a)        Name of Person(s) Filing:

                        T. Rowe Price Associates, Inc. ("Price
Associates")
                 (1)
___________________________________________________



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                        T. Rowe Price Growth Stock Fund, Inc.
                 (2)
___________________________________________________

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b)        Address of Principal Business Office:

                 100 E. Pratt Street, Baltimore, Maryland 21202

________________________________________________________

Item 2(c)        Citizenship or Place of Organization:

                        Maryland
                 (1)
___________________________________________________

                        Maryland
                 (2)
___________________________________________________

Item 2(d)        Title of Class of Securities:

                 Reference is made to page 1 of this Schedule 13G

________________________________________________________

Item 2(e)        CUSIP Number:
057232100

Item 3           The person filing this Schedule 13G is an:

  X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

  X Investment Company registered under Section 8 of the Investment Company Act of 1940

Item 4           Reference is made to Items 5-11 on page 2 of this
                 Schedule 13G.

SCHEDULE 13G
PAGE   5   of   6

Item 5           Ownership of Five Percent or Less of a Class.

  X              Not Applicable.

                 This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial

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                 owner of more than five percent of the class of
                 securities.

Item 6           Ownership of More than Five Percent on Behalf of
                 Another Person

                 (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

                        The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

                        Except as may be indicated if this is a
                        joint filing with one of the registered
                        investment companies sponsored by Price
                        Associates which it also serves as
                        investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

                 (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7           Identification and Classification of the
                 Subsidiary Which Acquired the Security Being
                 Reported on By the Parent Holding Company.

                 Not Applicable.

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Item 8           Identification and Classification of Members of
                 the Group.

                 Not Applicable.

SCHEDULE 13G
PAGE   6   of   6

Item 9           Notice of Dissolution of Group.

                 Not Applicable.

Item 10               Certification.

                 By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                                   Signature.

                 After reasonable inquiry and to the best of my
                 (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.



          February 14, 1994                      February 14, 1994
Dated: ________________________               Dated:  __________________



T. ROWE PRICE GROWTH STOCK         T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.



By: /s/ Carmen F. Deyesu                      By: /s/ Henry H. Hopkins
    Carmen F. Deyesu, Treasurer                   Henry H. Hopkins,
                                               Managing Director


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Note:    Six copies of this Schedule 13G, including all exhibits,
         must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.



12/31/93

PAGE 9
                                                                     EXHIBIT A

                                   AGREEMENT

                         JOINT FILING OF SCHEDULE 13G

         T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and T. Rowe Price Growth Stock Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

         It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

         It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on
Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.




           February 14, 1994                    February 14, 1994
Dated: __________________________             Dated:




T. ROWE PRICE GROWTH STOCK         T. ROWE PRICE ASSOCIATES, INC.
        FUND, INC.



By: /s/ Carmen F. Deyesu                          By:  /s/ Henry H. Hopkins
    Carmen F. Deyesu, Treasurer                   Henry H. Hopkins,
					                                             Managing Director